Exhibit 99.1

DiDi Global Announces Unaudited Quarterly Financial Results

Beijing, December 30, 2021 - DiDi Global Inc. (“DiDi” or the “Company”) (NYSE: DIDI), the world’s leading mobility technology platform, today announced its unaudited interim condensed financial results for the second quarter ended June 30, 2021 and the third quarter ended September 30, 2021.

DiDi Global Inc.
Unaudited interim condensed consolidated balance sheets
(Amounts in millions, except for per share data and otherwise noted, unaudited)

	As of
	December 31,	June 30,	September 30,
	2020	2021	2021	2021
	RMB	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	19,372	26,096	48,649	7,550
Restricted cash	2,238	169	671	104
Short-term investments	37,398	15,169	12,554	1,948
Accounts and notes receivable, net of allowance for credit losses of RMB556, RMB645 and RMB722, respectively	2,438	3,376	3,008	467
Loan receivable, net of allowance for credit losses of RMB146, RMB230 and RMB296, respectively	2,878	4,609	4,697	729
Amounts due from related parties	103	2,368	2,449	380
Prepayments, receivables and other current assets, net	4,255	4,267	5,007	778
Total current assets	68,682	56,054	77,035	11,956
Non-current assets:
Investment securities	573	17,184	2,251	349
Long-term investments, net	7,105	11,238	9,020	1,400
Operating lease right-of-use assets	1,931	1,260	1,301	202
Property and equipment, net	9,819	10,803	8,461	1,313
Intangible assets, net	5,297	4,334	3,860	599
Goodwill	49,124	49,199	48,962	7,599
Non-current restricted cash	21	15	-	-
Deferred tax assets, net	191	163	195	30
Other non-current assets, net	4,522	5,022	4,746	737
Total non-current assets	78,583	99,218	78,796	12,229
Total assets	147,265	155,272	155,831	24,185
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	5,827	7,259	7,422	1,152
Accounts and notes payable	7,353	4,589	4,819	748
Deferred revenue and customer advances	915	780	711	110
Operating lease liabilities, current portion	679	453	471	73
Amounts due to related parties	282	242	356	55
Accrued expenses and other current liabilities	11,304	11,241	12,774	1,983
Total current liabilities	26,360	24,564	26,553	4,121
Non-current liabilities:
Long-term borrowings	1,453	2,383	1,967	305
Operating lease liabilities, non-current portion	1,172	741	734	114
Deferred tax liabilities	844	627	581	90
Other non-current liabilities	286	304	281	44
Total non-current liabilities	3,755	4,055	3,563	553
Total liabilities	30,115	28,619	30,116	4,674
Commitments and contingencies
Mezzanine equity
Convertible preferred shares (2)	189,839	189,839	-	-
Convertible redeemable non-controlling interests	3,345	11,836	12,052	1,870
Convertible non-controlling interests	100	1,069	1,069	166
Total Mezzanine Equity	193,284	202,744	13,121	2,036

DiDi Global Inc.
Unaudited interim condensed consolidated balance sheets
(Amounts in millions, except for per share data and otherwise noted, unaudited)

	As of
	December 31,	June 30,	September 30,
	2020	2021	2021	2021
	RMB	RMB	RMB	US$ (1)
SHAREHOLDERS’ EQUITY (DEFICIT):
DiDi Global Inc. shareholders’ equity (deficit):
Ordinary shares (US$0.00002 par value; 1,617,583,821 shares, 1,617,583,821 shares and 5,000,000,000 shares authorized; 124,067,444 shares, 193,302,859 shares and 1,205,810,369 shares issued; 108,531,508 shares, 168,885,317 shares and 1,181,921,441 shares outstanding as of December 31, 2020, June 30, 2021 and September 30,2021, respectively)	-	-	-	-
Treasury shares	-	-	-	-
Additional paid-in capital	12,178	31,705	250,535	38,882
Statutory reserves	17	17	17	3
Accumulated other comprehensive loss	(2,002)	(2,698)	(2,448)	(380)
Accumulated deficit	(86,411)	(105,198)	(135,578)	(21,041)
Total DiDi Global Inc. shareholders’ equity (deficit)	(76,218)	(76,174)	112,526	17,464
Non-controlling interests	84	83	68	11
Total shareholders’ equity (deficit)	(76,134)	(76,091)	112,594	17,475
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	147,265	155,272	155,831	24,185

(1) This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.4434 to US$1.00, the exchange rate on September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

(2) The convertible preferred shares were converted to ordinary shares immediately prior to the closing of the Company’s initial public offering in early July.

DiDi Global Inc.

Unaudited interim condensed consolidated statements of comprehensive income (loss)

(Amounts in millions, except for per share data and otherwise noted, unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021	2020	2021	2020	2021	2021	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues
China Mobility	29,433	44,804	48,378	84,039	41,111	39,009	6,054	89,489	123,048	19,097
International	373	807	1,140	1,611	502	966	150	1,642	2,577	400
Other Initiatives	1,361	2,601	2,121	4,725	1,785	2,700	419	3,906	7,425	1,152
Total revenues	31,167	48,212	51,639	90,375	43,398	42,675	6,623	95,037	133,050	20,649
Costs and expenses
Cost of revenues (1)	(26,627)	(42,561)	(43,981)	(80,158)	(37,323)	(40,784)	(6,330)	(81,304)	(120,942)	(18,770)
Operations and support	(926)	(1,758)	(1,823)	(3,907)	(1,219)	(1,910)	(296)	(3,042)	(5,817)	(903)
Sales and marketing	(1,498)	(3,904)	(3,267)	(9,011)	(2,654)	(4,441)	(689)	(5,921)	(13,452)	(2,088)
Research and development	(1,435)	(2,746)	(2,913)	(4,608)	(1,568)	(2,341)	(363)	(4,481)	(6,949)	(1,078)
General and administrative	(1,485)	(21,847)	(3,781)	(23,949)	(1,732)	(2,253)	(350)	(5,513)	(26,202)	(4,066)
Total costs and expenses	(31,971)	(72,816)	(55,765)	(121,633)	(44,496)	(51,729)	(8,028)	(100,261)	(173,362)	(26,905)
Loss from operations (2)	(804)	(24,604)	(4,126)	(31,258)	(1,098)	(9,054)	(1,405)	(5,224)	(40,312)	(6,256)
Interest income	298	190	635	377	309	202	31	944	579	90
Interest expenses	(20)	(86)	(39)	(147)	(46)	(65)	(10)	(85)	(212)	(33)
Investment income (loss), net (3)	561	(100)	99	12,261	830	(20,772)	(3,224)	929	(8,511)	(1,321)
Income (loss) from equity method investments, net	(162)	(130)	(357)	(175)	(151)	115	18	(508)	(60)	(9)
Other income (loss), net	11	532	(479)	148	780	(689)	(107)	301	(541)	(84)
Income (loss) before income taxes	(116)	(24,198)	(4,267)	(18,794)	624	(30,263)	(4,697)	(3,643)	(49,057)	(7,613)
Income tax benefits (expenses)	46	(73)	225	6	41	(112)	(17)	266	(106)	(16)
Net income (loss)	(70)	(24,271)	(4,042)	(18,788)	665	(30,375)	(4,714)	(3,377)	(49,163)	(7,629)
Less: Net income (loss) attributable to non-controlling interest shareholders	(7)	1	(17)	(1)	(7)	5	1	(24)	4	1
Net income (loss) attributable to DiDi Global Inc.	(63)	(24,272)	(4,025)	(18,787)	672	(30,380)	(4,715)	(3,353)	(49,167)	(7,630)
Accretion of convertible redeemable non-controlling interests to redemption value	(41)	(175)	(60)	(265)	(45)	(216)	(34)	(105)	(481)	(75)
Deemed dividends to preferred shareholders upon repurchases of convertible preferred shares	(1)	-	(1)	-	-	-	-	(1)	-	-
Income allocation to participating preferred shares	-	-	-	-	(627)	-	-	-	-	-
Net loss attributable to ordinary shareholders of DiDi Global Inc.	(105)	(24,447)	(4,086)	(19,052)	-	(30,596)	(4,749)	(3,459)	(49,648)	(7,705)
Net income (loss)	(70)	(24,271)	(4,042)	(18,788)	665	(30,375)	(4,714)	(3,377)	(49,163)	(7,629)

DiDi Global Inc.

Unaudited interim condensed consolidated statements of comprehensive income (loss)

(Amounts in millions, except for per share data and otherwise noted, unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021	2020	2021	2020	2021	2021	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax of nil	(104)	(1,117)	(267)	(691)	(2,863)	250	39	(3,130)	(441)	(68)
Share of other comprehensive loss of equity method investees	-	(2)	(1)	(5)	-	-	-	(1)	(5)	(1)
Total other comprehensive income (loss)	(104)	(1,119)	(268)	(696)	(2,863)	250	39	(3,131)	(446)	(69)
Total comprehensive loss	(174)	(25,390)	(4,310)	(19,484)	(2,198)	(30,125)	(4,675)	(6,508)	(49,609)	(7,698)
Less: comprehensive income (loss) attributable to non-controlling interest shareholders	(7)	1	(17)	(1)	(7)	5	1	(24)	4	1
Comprehensive loss attributable to DiDi Global Inc.	(167)	(25,391)	(4,293)	(19,483)	(2,191)	(30,130)	(4,676)	(6,484)	(49,613)	(7,699)
Accretion of convertible redeemable non-controlling interests to redemption value	(41)	(175)	(60)	(265)	(45)	(216)	(34)	(105)	(481)	(75)
Deemed dividends to preferred shareholders upon repurchases of convertible preferred shares	(1)	-	(1)	-	-	-	-	(1)	-	-
Income allocation to participating preferred shares	-	-	-	-	(627)	-	-	-	-	-
Comprehensive loss attributable to ordinary shareholders of DiDi Global Inc.	(209)	(25,566)	(4,354)	(19,748)	(2,863)	(30,346)	(4,710)	(6,590)	(50,094)	(7,774)
Weighted average number of ordinary shares used in computing net loss per share
—Basic	107,619,131	120,225,151	105,218,085	114,671,250	107,980,508	1,180,836,142	1,180,836,142	106,145,614	473,964,914	473,964,914
—Diluted	107,619,131	120,225,151	105,218,085	114,671,250	107,980,508	1,180,836,142	1,180,836,142	106,145,614	473,964,914	473,964,914
Net loss per share attributable to ordinary shareholders
—Basic	(0.97)	(203.34)	(38.84)	(166.14)	-	(25.91)	(4.02)	(32.59)	(104.75)	(16.26)
—Diluted	(0.97)	(203.34)	(38.84)	(166.14)	-	(25.91)	(4.02)	(32.59)	(104.75)	(16.26)
Weighted average number of ADSs used in computing net loss per ADS
—Basic	430,476,524	480,900,604	420,872,340	458,685,000	431,922,032	4,723,344,568	4,723,344,568	424,582,456	1,895,859,656	1,895,859,656
—Diluted	430,476,524	480,900,604	420,872,340	458,685,000	431,922,032	4,723,344,568	4,723,344,568	424,582,456	1,895,859,656	1,895,859,656
Net loss per ADS attributable to ordinary shareholders
—Basic	(0.24)	(50.84)	(9.71)	(41.54)	-	(6.48)	(1.01)	(8.15)	(26.19)	(4.06)
—Diluted	(0.24)	(50.84)	(9.71)	(41.54)	-	(6.48)	(1.01)	(8.15)	(26.19)	(4.06)

(1)	For the three months ended September 30, 2021, cost of revenues included an asset impairment charge of RMB2.2 billion (US$0.3 billion) for certain assets of the Company's bike and e-bike sharing business, which was mainly caused by the adverse change in such business in the third quarter of 2021.

DiDi Global Inc.
Unaudited interim condensed consolidated statements of cash flows
(Amounts in millions, unaudited)

(2) Included share-based compensation expenses as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021	2020	2021	2020	2021	2021	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Operations and support	13	59	45	103	14	54	8	59	157	24
Sales and marketing	35	105	104	155	51	85	13	155	240	37
Research and development	143	1,181	450	1,377	162	501	78	612	1,878	291
General and administrative	344	20,476	1,599	20,883	359	484	75	1,958	21,367	3,316

(3)	Investment loss, net for the three months ended September 30, 2021 was RMB20.8 billion (US$3.2 billion), primarily attributable to the investment loss arising from changes in fair value of the Company’s investments in Chengxin (a company engaged in community group buying business) due to the adverse change in Chengxin’s business in the third quarter of 2021.

DiDi Global Inc.
Unaudited interim condensed consolidated statements of cash flows
(Amounts in millions, unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021	2020	2021	2020	2021	2021	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	1,686	(1,189)	(1,297)	(7,327)	2,993	(5,055)	(785)	1,696	(12,382)	(1,922)
Net cash provided by (used in) investing activities	(9,961)	5,364	(5,732)	3,350	465	306	47	(5,267)	3,656	567
Net cash provided by (used in) financing activities	1,289	(1,750)	4,298	8,531	2,355	27,739	4,305	6,653	36,270	5,629
Effect of exchange rate changes on cash, cash equivalents and restricted cash	241	(136)	(232)	95	(27)	50	9	(259)	145	23
Net increase (decrease) in cash, cash equivalents and restricted cash	(6,745)	2,289	(2,963)	4,649	5,786	23,040	3,576	2,823	27,689	4,297
Cash, cash equivalents and restricted cash at the beginning of the period	17,462	23,991	13,680	21,631	10,717	26,280	4,078	13,680	21,631	3,357
Cash, cash equivalents and restricted cash at the end of the period	10,717	26,280	10,717	26,280	16,503	49,320	7,654	16,503	49,320	7,654

Selected financial information of segments

The following table presents information about revenues and Adjusted EBITA by segment, and a reconciliation from the segment Adjusted EBITA to total consolidated loss from operations for the periods presented:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Three Months Ended September 30			For the Nine Months Ended September 30
	2020	2021	2020	2021	2020	2021	2021	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:	(Amounts in millions, unaudited)
China Mobility	29,433	44,804	48,378	84,039	41,111	39,009	6,054	89,489	123,048	19,097
International	373	807	1,140	1,611	502	966	150	1,642	2,577	400
Other Initiatives	1,361	2,601	2,121	4,725	1,785	2,700	419	3,906	7,425	1,152
Total segment revenues	31,167	48,212	51,639	90,375	43,398	42,675	6,623	95,037	133,050	20,649

Adjusted EBITA:
China Mobility	1,733	1,686	2,349	5,304	2,120	(29)	(5)	4,469	5,275	819
International	(590)	(1,191)	(1,261)	(2,196)	(763)	(1,789)	(278)	(2,024)	(3,985)	(618)
Other Initiatives	(916)	(2,801)	(2,012)	(10,879)	(1,374)	(5,678)	(881)	(3,386)	(16,557)	(2,570)
Total Adjusted EBITA (non-GAAP)	227	(2,306)	(924)	(7,771)	(17)	(7,496)	(1,164)	(941)	(15,267)	(2,369)
Share-based compensation	(535)	(21,821)	(2,198)	(22,518)	(586)	(1,124)	(174)	(2,784)	(23,642)	(3,668)
Amortization of intangible assets	(496)	(477)	(1,004)	(969)	(495)	(434)	(67)	(1,499)	(1,403)	(219)
Total consolidated loss from operations	(804)	(24,604)	(4,126)	(31,258)	(1,098)	(9,054)	(1,405)	(5,224)	(40,312)	(6,256)

The following table presents the total depreciation expenses of property and equipment by segment for the periods presented:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Three Months Ended September 30			For the Nine Months Ended September 30
	2020	2021	2020	2021	2020	2021	2021	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Amounts in millions, unaudited)
China Mobility	66	72	133	151	62	71	11	195	222	34
International	14	28	28	52	15	30	5	43	82	13
Other Initiatives	646	976	1,180	1,941	790	1,099	172	1,970	3,040	472
Total depreciation expenses of property and equipment	726	1,076	1,341	2,144	867	1,200	188	2,208	3,344	519

DiDi Global Inc.

Unaudited reconciliation of GAAP and Non-GAAP results

(Amounts in millions, unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021	2020	2021	2020	2021	2021	2020	2021	2021
	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	(70)	(24,271)	(4,042)	(18,788)	665	(30,375)	(4,714)	(3,377)	(49,163)	(7,629)
Less: Interest income	(298)	(190)	(635)	(377)	(309)	(202)	(31)	(944)	(579)	(90)
Add: Interest expenses	20	86	39	147	46	65	10	85	212	33
Less: Investment income (loss), net	(561)	100	(99)	(12,261)	(830)	20,772	3,224	(929)	8,511	1,321
Add: Loss (income) from equity method investments, net	162	130	357	175	151	(115)	(18)	508	60	9
Less: Other income (loss), net	(11)	(532)	479	(148)	(780)	689	107	(301)	541	84
Less: Income tax benefits (expenses)	(46)	73	(225)	(6)	(41)	112	17	(266)	106	16
Loss from operations	(804)	(24,604)	(4,126)	(31,258)	(1,098)	(9,054)	(1,405)	(5,224)	(40,312)	(6,256)
Add: Share-based compensation expenses	535	21,821	2,198	22,518	586	1,124	174	2,784	23,642	3,668
Add: Amortization of intangible assets	496	477	1,004	969	495	434	67	1,499	1,403	219
Adjusted EBITA (non-GAAP)	227	(2,306)	(924)	(7,771)	(17)	(7,496)	(1,164)	(941)	(15,267)	(2,369)

Third Quarter 2021 Financial and Operational Metrics

●	Total revenues for the third quarter of 2021 were RMB42.7 billion (US$6.6 billion). Total revenues from the China Mobility segment for the third quarter of 2021 were RMB39.0 billion (US$6.1 billion). Total revenues from the International segment for the third quarter of 2021 were RMB1.0 billion (US$0.1 billion). Total revenues from the Other Initiatives segment for the third quarter of 2021 were RMB2.7 billion (US$0.4 billion).

●	Net loss attributable to ordinary shareholders for the third quarter of 2021 was RMB30.6 billion (US$4.7 billion).

●	Adjusted EBITA (Non-GAAP)[1] for the third quarter of 2021 was a loss of RMB7.5 billion (US$1.2 billion). The Adjusted EBITA (non-GAAP) of China Mobility segment was a loss of RMB29 million (US$5 million) in the third quarter of 2021. The Adjusted EBITA loss (non-GAAP) of the International segment were RMB1.8 billion (US$0.3 billion) in the third quarter of 2021. The Adjusted EBITA loss (non-GAAP) of the Other Initiatives segment were RMB5.7 billion (US$0.9 billion) in the third quarter of 2021.

●	Core Platform Transactions for the third quarter of 2021 were 2,855 million. Transactions of China Mobility segment for the third quarter of 2021 were 2,356 million. Transactions from the International segment for the third quarter of 2021 were 499 million.

●	Core Platform Gross Transaction Value (“GTV”)[2] for the third quarter of 2021 reached RMB68.7 billion (US$10.7 billion). GTV from the China Mobility segment for the third quarter of 2021 reached RMB58.4 billion (US$9.1 billion). GTV from the International segment for the third quarter of 2021 reached RMB10.3 billion (US$1.6 billion).

●	Platform Sales[3] from China Mobility and International segments for the third quarter of 2021 were RMB9.7 billion (US$1.5 billion). Platform Sales from the China Mobility segment for the third quarter of 2021 reached RMB8.9 billion (US$1.4 billion). Platform Sales from the International segment for the third quarter of 2021 reached RMB0.8 billion (US$0.1 billion).

Second Quarter 2021 Financial and Operational Metrics

●	Total revenues for the second quarter of 2021 were RMB48.2 billion. Total revenues from the China Mobility segment for the second quarter of 2021 were RMB44.8 billion. Total revenues from the International segment for the second quarter of 2021 were RMB0.8 billion. Total revenues from the Other Initiatives segment for the second quarter of 2021 were RMB2.6 billion.

●	Net loss attributable to ordinary shareholders for the second quarter of 2021 was RMB24.4 billion.

●	Adjusted EBITA (Non-GAAP) for the second quarter of 2021 was a loss of RMB2.3 billion.

1 Adjusted EBITA (non-GAAP) is defined as net income or loss before (i) interest income, (ii) interest expenses, (iii) investment income (loss), net, (iv) impairment loss for equity investments accounted for using cost method/Measurement Alternative, (v) loss (income) from equity method investments, net, (vi) other income (loss), net, (vii) income tax benefits (expenses), (viii) share-based compensation expense, and (ix) amortization of intangible assets.

2 GTV, which stands for gross transaction value, refers to the total dollar value, including any applicable taxes, tolls and fees, of completed transactions on the Company’s platform without any adjustment for consumer incentives or for earnings and incentives paid to drivers for mobility services, merchant or delivery partners for food delivery services, or service partners for other initiatives.

3 Platform Sales refers to GTV less all of the earnings and incentives paid to drivers and partners, tolls, fees, taxes and others.

●	Core Platform Transactions for the second quarter of 2021 were 3,004 million. Transactions from the China Mobility segment for the second quarter of 2021 were 2,570 million. Transactions from the International segment for the second quarter of 2021 were 434 million.

●	Core Platform Gross Transaction Value (“GTV”) for the second quarter of 2021 reached RMB73.3 billion. GTV from the China Mobility segment for the second quarter of 2021 reached RMB64.6 billion. GTV from the International segment for the second quarter of 2021 reached RMB8.7 billion.

●	Platform Sales from China Mobility and International segments for the second quarter of 2021 reached RMB11.5 billion. Platform Sales from the China Mobility segment for the second quarter of 2021 reached RMB10.7 billion. Platform Sales from the International segment for the second quarter of 2021 reached RMB0.8 billion.

On December 3, 2021, DiDi announced that its board of directors (the “Board”) has authorized and supports the Company to undertake the necessary procedures and file the relevant application(s) for the delisting of the Company’s ADSs from the New York Stock Exchange, while ensuring that ADSs will be convertible into freely tradable shares of the Company on another internationally recognized stock exchange at the election of ADS holders. The Company will organize a shareholders meeting to vote on the above matter at an appropriate time in the future, following necessary procedures. The Board has also authorized the Company to pursue a listing of its class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. The Company is executing above plans and will update investors in due course.

About DiDi Global Inc.

DiDi Global Inc. (NYSE: DIDI) is the world’s leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America and Africa, as well as in Central Asia and Russia, including ride hailing, taxi hailing, chauffeur, hitch and other forms of shared mobility as well as auto solutions, food delivery, intra-city freight and financial services.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Adjusted EBITA, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines Adjusted EBITA as net income or loss before (i) interest income, (ii) interest expenses, (iii) investment income (loss), net, (iv) impairment loss for equity investments accounted for using cost method/Measurement Alternative, (v) loss (income) from equity method investments, net, (vi) other income (loss), net, (vii) income tax benefits (expenses), (viii) share-based compensation expense, and (ix) amortization of intangible assets.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income (loss) or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review this historical non-GAAP financial measure in light of the most directly comparable GAAP measure. The non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on the non-GAAP financial measure, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth in this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB6.4434 to US$1.00, the exchange rate in effect as of September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

DiDi Global Inc.

Tianyi Wang
Email: ir@didiglobal.com

For media inquiries, please contact:

DiDi Global Inc.

Global Communications Team
Email: globalpr@didiglobal.com

Source: DiDi Global Inc.